LML PAYMENT SYSTEMS

NEWS RELEASE
Exhibit 20.4

LML Reports Global eTelecom and Cynergy Data Renew Partnership Agreement

VANCOUVER, BC and DESTIN, FL May 2, 2003 - LML Payment Systems Inc. (Nasdaq: LMLP) is pleased to announce licensee Global eTelecom has renewed their two-year agreement with Cynergy Data, one of the fastest growing merchant acquirers in the nation. Under this contract, Global eTelecom will continue to provide complete back engine processing and support for the Cynergy Data Electronic Check Conversion program. Global eTelecom's check services are licensed under U.S. Patents: 5,484,988; 6,164,528; 6,283,366 and 6,354,491, from LML Payment Systems Corp., a subsidiary of LML Payment Systems Inc.

About Global eTelecom, Inc.

Global eTelecom provides it's proprietary, fully customizable XML based electronic check processing services to a nationwide network of banks, independent sales agents and associations, credit card processors, insurance companies, and retail merchants, ranging in size from small "Mom &Pop" stores to national retail chains. Global eTelecom's Electronic Check Services include: Electronic Check Conversion (Point-of-Purchase), Electronic Mail Order / Telephone Order Checks (MOTO), ARC Lockbox Conversion, Electronic Recurring Debit, Electronic Represented Check Collection (RCK), Electronic Check Image Capture, and Secure Web Based Check Image Retrieval. More information on Global eTelecom can be found on the Company's website at www.globaletelecom.com Global eTelecom's check services are proprietary and are licensed under U.S. Patents from LML Payment Systems Corp: 5,484,988; 6,164,528; 6,283,366; and 6,354,491. More information on Global eTelecom can be found on the company's website at www.globaleltelecom.com.

About Cynergy Data

As one of the fastest growing merchant acquirers in the nation, Cynergy Data provides an array of electronic processing options to retail, restaurant, mail order, telephone order, and Internet businesses. Services offered include credit, debit and EBT card processing; check conversion and guarantee, electronic gift certificate processing, and equipment leasing and sales. With corporate headquarters in New York, Cynergy Data has built a solid foundation based on unprecedented service and integrity. Always focusing on the needs held by our Independent Sales Offices, representatives and merchants, Cynergy Data offers pricing, products and programs that fit today's market. For more information, visit www.cynergydata.com.

About LML Payment Systems Inc. (www.lmlpayment.com)

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,547,129, No. 6,354,491, No. 6,283,366, No. 6,164,528, and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
LML Payment Systems Inc.	Global eTelecom, Inc.

Patrick H. Gaines	John H. Beebe
President and CEO	Chairman and CEO
(604 689-4440	(850) 650-8506

Investor Relations
(800) 888-2260

LML PAYMENT SYSTEMS INC. Suite 1680 - 1140 West Pender St Vancouver BC V6E 4G1
TEL 604.689.4440 FAX 604.689.4413 www.lmlpayment.com